SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 20, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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1 Core results for operating income, net income and earnings per share (EPS) eliminate the amortization of intangible assets, the impact of acquisition-related factors and other significant exceptional items. See page 31 for further information.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis healthcare portfolio generates strong growth in first quarter of 2010, progress on delivering innovation, growth and productivity

•                  Portfolio rejuvenation underpins positive momentum in first quarter of 2010:

•                  Net sales up 25% (+18% in constant currencies, or cc) to USD 12.1 billion as Group’s recently launched products (USD 1.9 billion) contribute 16% of net sales, while sales recognition of A (H1N1) pandemic flu vaccine contracts adds USD 1.1 billion

•                  Operating income grows 50% (+42% cc) to USD 3.5 billion; core operating income up 48% (+41% cc) to USD 3.9 billion, core margin improves to 31.9% of net sales

•                  Net income rises 49% (+41% cc) to USD 2.9 billion; core net income grows 44% (+36% cc) to USD 3.3 billion

•                  EPS up 48% (+40% cc) to USD 1.29; core EPS rises 44% (+36% cc) to USD 1.45

•                  Free cash flow before dividends (USD 2.9 billion, +93%) nearly doubles on strong business performance and impact of initiatives to reduce cash conversion cycles

•                  Making progress in 2010 as new leadership team implements strategic priorities with continued focus on innovation, growth and productivity

•                  Extending innovation lead: Approvals for Menveo vaccine (US/EU) and three new medicines in Japan; US priority review status for Tasigna (cancer) and Gilenia (MS)

•                  Driving growth: Ongoing expansion in top emerging markets, EBEWE Pharma accelerating Sandoz, adapting commercial models in China and the US

•                  Improving productivity: All businesses driving productivity initiatives and targeted resource allocation to improve growth and profitability

•                  Alcon to be new growth platform: Completion of acquisition of 77% majority Alcon stake on track for second half of 2010; merger proposal in interest of all stakeholders

Key figures

First quarter

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	12 131	9 709	25	18
Operating income	3 511	2 347	50	42
Net income	2 948	1 975	49	41
EPS (USD)	1.29	0.87	48	40
Free cash flow (before dividends)	2 903	1 506	93
Core(1)
Operating income	3 865	2 611	48	41
Net income	3 309	2 302	44	36
EPS (USD)	1.45	1.01	44	36

Basel, April 20, 2010 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said: “I am pleased with the strong growth generated in the first quarter of 2010 across our entire healthcare portfolio. All of our businesses are making good progress, particularly the sustained expansion in Pharmaceuticals and the strong contributions from supply contracts for A (H1N1) pandemic flu vaccines. We are focusing on extending our lead in innovation, driving growth and improving productivity, which we believe will generate greater sustainable value from our portfolio. The growing contributions from products launched since 2007 are rejuvenating our portfolio and are the result of our commitment to innovation and successful R&D investments. We are intensifying productivity efforts to improve profitability as well as to enable continued investments in drug discovery and expansion into new markets. As we prepare for the integration of Alcon, which will create a new growth platform in eye care, we are building momentum in 2010 and achieving continued success.”

GROUP REVIEW

First quarter

Novartis delivered a strong performance in the first quarter of 2010 – particularly the rapid expansion of recently launched products and important regulatory approvals achieved for new medicines and vaccines – as the Group made progress with a sharp focus on innovation, growth and productivity.

Net sales rose 25% (+18% cc) to USD 12.1 billion on improvements in all businesses, particularly sales of A (H1N1) pandemic flu vaccines and rapid growth of recently launched products across the Group (USD 1.9 billion). Currency movements contributed seven percentage points to reported growth. Pharmaceuticals (USD 7.3 billion, +7% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 1.4 billion, +436% cc) provided USD 1.1 billion from recognition of A (H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +9% cc) grew on successful new product launches and integration of EBEWE Pharma following the September 2009 acquisition. All Consumer Health businesses (USD 1.5 billion, +7% cc) had good performances and grew faster than their markets.

Operating income rose 50% (+42% cc) to USD 3.5 billion on the volume-driven sales expansion and significant contributions from Vaccines and Diagnostics, while also benefitting from eight percentage points of favorable currency movements. The operating income margin improved 4.7 percentage points to 28.9% of net sales from 24.2% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 48% (+41% cc) to USD 3.9 billion, and the core operating income margin rose 5.0 percentage points to 31.9% of net sales from 26.9% in the year-ago quarter.

Net income advanced 49% (+41% cc) to USD 2.9 billion as contributions from associated companies and financial income more than offset increased interest expenses and a higher tax rate. Earnings per share (EPS) rose largely in line with net income to USD 1.29 from USD 0.87 in the 2009 period. Core net income grew 44% (+36% cc) to USD 3.3 billion, while core EPS was up 44% (+36% cc) in the first quarter to USD 1.45 from USD 1.01 in the year-ago period.

Delivering innovation, growth and productivity

Novartis continues to advance its strategy to meet the needs of patients everywhere with a broad healthcare portfolio that includes innovative medicines, preventive vaccines, cost-effective generics and self-care products. At the heart of this portfolio lies a sustained commitment to innovation, which has resulted in breakthrough products offering patients opportunities for improved health outcomes.

At a time of converging trends, which include rising global demand for medicines but also increasing cost-containment pressures, the new leadership team appointed in January 2010 has established priorities to deliver innovation, growth and productivity consistent with the Group’s aspiration to be the world’s most successful and respected healthcare company.

These priorities, aimed at creating greater value for patients, payors and physicians, include (1) extending the Group’s lead in innovation; (2) delivering sustainable growth through successful new product launches, investments to strengthen the business portfolio, and expansion in emerging markets; and (3) productivity initiatives that free up resources to improve profitability and support investments in innovation and growth.

Innovation

Innovation is the key driver of Novartis. The Group’s strong commercial position is the result of consistent R&D investments and a commitment to advancing treatment standards for patients.

An industry leader in new product approvals, Novartis achieved US and European Union approvals in the first quarter for Menveo, a new vaccine offering protection against four major serogroups of meningococcal meningitis, a potentially fatal bacterial disease. In Japan, three medicines – Afinitor (kidney cancer), Equa (type 2 diabetes) and Exforge (hypertension) – gained regulatory approvals in January. This follows approval of six medicines in 2009 in Japan, the Group’s second-largest market.

Two US regulatory submissions completed in late 2009 – Tasigna (cancer) and Gilenia (FTY720, multiple sclerosis) – were recognized in the first quarter of 2010 for their potential patient benefits. The US Food and Drug Administration granted these submissions priority review status, which accelerates the review of medicines that offer major advances or provide treatments where no adequate therapy exists. In the first quarter, a US filing was also made for Menveo to expand the use of this vaccine to children from age 2-10.

Many development projects are progressing toward regulatory submissions in 2010, with up to five in oncology: two additional indications for Afinitor as well as first submissions for the development projects SOM230 (Cushing’s disease), LBH589 (Hodgkin’s lymphoma) and EPO906 (ovarian cancer). Others include the first submission in Europe for MenB, which has the potential to become the first global vaccine against the B serogroup of meningococcal meningitis. However, one of the two Phase III trials involving ASA404 (cancer) was halted in March following an interim analysis of benefits for patients with non-small cell lung cancer (NSCLC). The Pharmaceuticals development project PTZ601 (infections) was also halted in the first quarter, resulting in a pre-tax impairment charge of USD 152 million (USD 57 million after release of deferred tax provisions).

Growth

New products, the result of successful R&D investments, are rejuvenating the Novartis portfolio together with initiatives to strengthen positions in emerging markets, build global businesses of scale, develop new commercial skills and improve talent. Contributions from recently launched products across the Group rose 68% to USD 1.9 billion in the first quarter, representing 16% of net sales compared to 12% in the 2009 period. In Pharmaceuticals, recently launched products provided USD 1.5 billion of net sales in the 2010 period, representing 20% of the division’s net sales compared to 14% in the 2009 quarter.

Targeted expansion in emerging markets is generating significant growth despite the financial crisis, which continues to impact some countries. In the first quarter, net sales from the top six emerging markets rose 38% (+22% cc) to USD 1.2 billion, driven by China and India. These six markets, which also include Brazil, Russia and South Korea, represented 9.6% of Group net sales, up from 8.7% in the 2009 period, more than offsetting cost-containment measures in Turkey.

Healthcare markets around the world are evolving rapidly, driven by factors such as intensifying cost-containment initiatives, a more challenging regulatory environment and the changing roles of physicians and payors. Novartis is constantly seeking ways to address these changes. Three important new initiatives were announced in the first quarter of 2010.

In China, a new regional operating structure is being implemented in Pharmaceuticals to recognize the diversity of China’s regions to better address local market needs as the government, and Novartis, make major long-term investments to improve healthcare access and quality.

In anticipation of changes to the product portfolio in the US, which includes expected approvals for a number of new specialty medicines but also the loss of market exclusivity for Diovan and other medicines in the next few years, Novartis has further streamlined its US business in Pharmaceuticals to maximize the potential of the changing portfolio in both primary care and specialty markets. This initiative, announced in April 2010, will create three national specialty businesses focused on multiple sclerosis, respiratory diseases and neuroscience to complement the existing Oncology business unit. In addition, a fourth business for primary care medicines, including the cardiovascular portfolio, will be consolidated into four regional units (reduction from the current five units). Approximately 383 full-time equivalent positions, primarily in headquarter-based functions, are to be reduced in a socially responsible manner, with 35% expected to be achieved by not filling vacant positions. A one-time charge of USD 24 million is planned to be taken in the second quarter of 2010, with annual cost savings of USD 56 million anticipated from 2011.

In addition, “Customers First” was launched in February 2010 after pilot programs to accelerate collaboration across the businesses in 45 countries – including the US, top European markets and Japan – that together represent 95% of Group net sales. Local cross-divisional teams are identifying ways to increase opportunities with key customers while increasing customer service and productivity.

Productivity

Novartis is now implementing a continuous focus on agility, efficiency, productivity and resource allocation throughout its operations, freeing up resources to improve profitability as well as to invest in future growth, particularly promising pipeline projects and emerging markets.

In the first quarter of 2010, the core operating income margin improved five percentage points to 31.9% of net sales over the 2009 period, supported by continuing improvements in productivity. Key areas of improvement in the 2010 quarter included Marketing & Sales in Pharmaceuticals, which declined to 27.9% of net sales in the first quarter of 2010 from 29.5% in the 2009 period, supported by the “geo-tailoring” strategy to adapt sales forces to local market needs while supporting new product launches. Offsetting these improvements was an increase in Cost of Goods Sold; this is partly the result of sustained reductions in inventory and productivity efforts, which has created excess capacity and lower fixed overhead absorption. Simplification of manufacturing operations is under review. Sandoz continues to improve manufacturing productivity, enabling it to absorb the impact of price erosion and improve its core operating income margin by 2.4 percentage points to 22.5% of net sales. Continuing improvements in gross margin have enabled Consumer Health to make significant investments in the launch of Prevacid24HR in the US without an adverse impact on the operating income margin.

Completion of the Alcon transactions will require a sharper focus on further improving free cash flow, which rose 93% to USD 2.9 billion in the first quarter of 2010 (before dividends). This improvement is a direct consequence of the strong sales of A (H1N1) pandemic vaccines as well as programs in the divisions to significantly reduce cash conversion cycles. The Group’s goal is to return to a net cash position within four years after completion of the Alcon transactions. Internal and external investments will continue to target growth opportunities offering potential to earn a premium on the Group’s cost of capital and strengthen the healthcare portfolio.

Alcon

The addition of Alcon, the global leader in eye care, will create a new growth platform in the fast-growing eye care sector. Novartis announced on January 4 plans to gain full ownership of Alcon by first completing the agreement to acquire a 77% majority stake – on track for completion in the second half of 2010 – and subsequently entering into an all-share direct merger with Alcon for the remaining 23% minority stake. Following the merger under Swiss law, Alcon will become a new division that incorporates CIBA Vision and certain Novartis ophthalmic medicines.

2010 outlook

Novartis is building momentum in 2010 and reaffirms expectations for Group net sales to grow at a mid-single-digit percentage rate in constant currencies (excluding Alcon) and for improvement in the Group’s operating income margin in 2010, driven by the business expansion and ongoing productivity gains. The strong sales and profit contributions in the first quarter of 2010 from fulfillment of agreed-upon government supply contracts for A (H1N1) pandemic vaccines, with sales approximately USD 400 million above the Group’s target at the beginning of the year, will further strengthen these prospects. If exchange rates remain at their current levels for the remainder of the year, reported and constant currency growth rates would be broadly similar.

Pharmaceuticals is continuing the strong volume growth from 2009 amid uncertain pricing conditions, with net sales reaffirmed to grow in 2010 at a mid- to high-single digit rate in constant currencies. In addition to the exceptional sales contributions from A (H1N1) pandemic vaccines, Vaccines and Diagnostics is launching the new Menveo vaccine in the US and Europe while expanding in targeted emerging markets. Sandoz is increasing its pace of sales growth in 2010 on contributions from all regions and the integration of EBEWE Pharma coupled with a renewed focus on productivity, while Consumer Health aims to keep growing ahead of its markets after a successful start to the year.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	7 291	6 433	13	7
Operating income	2 327	2 062	13	7
As % of net sales	31.9	32.1
Core operating income	2 431	2 171	12	6
As % of net sales	33.3	33.7

First quarter

Net sales

Net sales expanded 13% to USD 7.3 billion (+7% in cc), driven by volume expansion. Recently launched products provided USD 1.5 billion of net sales in the 2010 period, representing 20% of net sales compared to 14% in the 2009 quarter. These products launched since 2007 – which include Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris and Fanapt – contributed substantially to the division’s 7% cc net sales growth in the quarter.

All regions continued to benefit from the product portfolio transformation, particularly Europe (USD 2.8 billion, +10% cc) generating 25% of its net sales from recently launched products. Latin America and Canada maintained solid growth rates (USD 0.6 billion, +12% cc). Japan (USD 0.7 billion, -4% cc) was impacted by a slowdown in demand ahead of the biennial price cuts in April, masking underlying momentum from the regulatory approvals of nine new medicines since 2009. The six top emerging markets (USD 690 million, +9% cc) were led by double-digit gains in China, India, South Korea and Brazil, but more than offseting cost-containment measures in Turkey.

All therapeutic areas contributed to the business expansion. Oncology (USD 2.4 billion, +14% cc), the largest franchise, was led by sustained growth of Gleevec/Glivec (USD 1.0 billion, +8% cc) and Femara (USD 344 million, +15% cc), and important contributions from the recently launched products Exjade (USD 179 million, +39% cc), Tasigna (USD 75 million, +102% cc) and Afinitor (USD 41 million). Cardiovascular and Metabolism (USD 1.9 billion, +7% cc) was affected by Diovan (USD 1.4 billion, –1% cc), driven by the slowdown in demand ahead of the biennial price cut in Japan. Neuroscience and Ophthalmics (USD 901 million, +24% cc) saw rapid growth from Lucentis (USD 364 million, +43% cc) and Exelon/Exelon Patch (USD 251 million, +17% cc).

Operating income

Operating income rose 13% (+7% in cc) to USD 2.3 billion. The operating income margin of 31.9% of net sales was impacted by an impairment charge in R&D of USD 152 million after discontinuation of PTZ601, an anti-infective development project, while an asset write-up in Cost of Goods Sold of USD 100 million and an exceptional settlement gain in Other Income of USD 42 million were both related to the recent settlement with Teva regarding Famvir.

Core operating income grew 12% (+6% cc) to USD 2.4 billion. The core operating income margin of 33.3% of net sales was affected by lower Other Revenues and sales to other divisions (–0.7 percentage points) as well as higher Cost of Goods Sold (–1.0 percentage points) as a result of lower fixed overhead absorption and a devaluation of inventories to reflect lower standard costs, in addition to higher royalties. R&D improved 0.7 percentage points, mainly driven by phasing of clinical trial activities. Marketing & Sales and General & Administrative expenses benefited from continued productivity efforts, improving 1.7 percentage points compared to the same period in 2009. Higher net costs from Other Income and Expense (–1.1 percentage points) were mainly due to the 2009 period benefiting from provision reversals for launch product inventories.

Cardiovascular and Metabolism

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Hypertension medicines	1 735	1 590	9	5
Diovan	1 442	1 402	3	–1
Exforge	204	136	50	42
Tekturna/Rasilez	89	52	71	66
Galvus	76	26	192	176
Lotrel	73	83	–12	–12
Total strategic products	1 884	1 699	11	7
Mature products	295	331	–11	–16
Total	2 179	2 030	7	3

An expanding portfolio of high blood pressure medicines (USD 1.7 billion, +5% cc) has enabled Novartis to increase its leadership of the global branded hypertension market segment, achieving a 15.3% share in January 2010 compared to 14.4% in January 2009 (Source: IMS Health). Single-pill combinations based on valsartan (Diovan) and aliskiren (Tekturna/Rasilez) now provide over half of these sales, reflecting the continuing shift toward use of combination therapies.

Diovan (USD 1.4 billion, –1% cc) sales declined in the first quarter, mainly driven by a slowdown in the angiotensin receptor blocker (ARB) market in Japan ahead of the biennial price cut. In the US, Diovan reached sales of USD 588 million (+1% cc) in the first quarter, maintaining its leading share of the ARB segment with a 41.3% share in February 2010 (+1.1 percentage points vs. December 2009 and +0.9 percentage points vs. February 2009, Source: IMS Health). Diovan is the only medicine in the ARB class approved to treat the three major cardiovascular indications: high blood pressure, high-risk heart attack and heart failure.

Exforge (USD 204 million, +42% cc) continued to deliver strong growth on geographic expansion and the launch of Exforge HCT in the US and Europe. Exforge, a single-pill combination of Diovan (valsartan) and the calcium channel blocker amlodipine, has been consistently setting new standards for high blood pressure combination therapies since its first launch in 2007. Exforge received regulatory approval in Japan in January 2010, while Exforge HCT, which adds a diuretic in a single pill, has been a key growth driver in both the US and Europe.

Tekturna/Rasilez (USD 89 million, +66% cc) has a high growth rate supported by geographic expansion and launches of the single-pill combinations Tekturna/Rasilez HCT and Valturna. Tekturna/Rasilez is the only approved high blood pressure therapy in a new class of medicines known as direct renin inhibitors. The US is benefiting from the new growth driver Valturna, a single-pill therapy of aliskiren and valsartan launched in late 2009. Other single-pill combinations in development are a combination of aliskiren and amlodipine, currently under regulatory review in the US and Europe, and a triple-combination therapy with aliskiren, amlodipine and a diuretic expected to be submitted for US regulatory approval in 2010.

Galvus/Eucreas (USD 76 million, +176% cc), oral treatments for type 2 diabetes, has delivered sustained growth in many markets, particularly Germany, Spain, Brazil, Korea and India. Galvus was approved in Japan in January 2010 under the brand name Equa.

Oncology

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	1 032	894	15	8
Zometa	375	342	10	5
Femara	344	286	20	15
Sandostatin	310	258	20	14
Exjade	179	122	47	39
Tasigna	75	35	114	102
Afinitor	41	1	NM	NM
Other	49	59	–17	–22
Total	2 405	1 997	20	14

NM – Not meaningful

Gleevec/Glivec (USD 1.0 billion, +8% cc) has sustained growth through continued expansion in chronic myeloid leukemia (CML) as well as adjuvant treatment of gastrointestinal stromal tumors (GIST). Gleevec/Glivec, a targeted therapy for certain forms of CML and GIST, was most recently approved in 2009 for use in adjuvant (post-surgery) GIST patients, with approvals now achieved in more than 55 countries in North America, Europe and Asia-Pacific.

Tasigna (USD 75 million, +102% cc) has been growing rapidly on geographic expansion given the approvals in more than 80 countries and market penetration as a second-line therapy for patients with certain forms of CML resistant or intolerant to prior therapy including Gleevec/Glivec. In December 2009, Tasigna was submitted for US, European and other approvals worldwide for use in certain newly diagnosed chronic-phase CML patients based on data from the ENESTnd trial, the largest ever head-to-head comparison of a targeted therapy against Glivec. In February 2010, Tasigna received priority review status in the US for this submission. Trials are also underway examining the use of Tasigna in CML patients with suboptimal response to Glivec and in patients with metastatic GIST.

Zometa (USD 375 million, +5% cc) expansion has come from improved compliance and use of this intravenous bisphosphonate therapy in patients with certain types of cancer that has spread to bones, particularly in key European markets. US and European regulatory submissions were completed in late 2009 for use in adjuvant breast cancer in premenopausal women.

Femara (USD 344 million, +15% cc) achieved ongoing double-digit growth on market share gains in the US and key European markets, mainly Germany, France, Italy and Denmark. The use of Femara, an oral therapy for postmenopausal women with hormone sensitive breast cancer, has driven approximately 70% of overall aromatase inhibitor market segment growth around the world, particularly in the initial adjuvant (post-surgery) setting (Source: IMS Health Q4 2009).

Sandostatin (USD 310 million, +14% cc) benefited from increasing use of Sandostatin LAR in neuroendocrine tumors (NET).

Exjade (USD 179 million, +39% cc) has continued to expand on increased average dosing and improved adherence to therapy in the US, while also expanding in the Middle East. Exjade, currently approved in more than 100 countries as the only once-daily oral therapy for transfusional iron overload, received regulatory approvals in 2009 in the US, Europe, Switzerland and other countries extending the dose range to 40 mg/kg.

Afinitor (USD 41 million) has seen strong uptake following recent launches in key European markets. Afinitor, an oral inhibitor of the mTOR pathway, was launched in the US, Europe, Switzerland and Japan after first regulatory approvals in 2009 as a new treatment for advanced renal cell carcinoma (RCC, kidney cancer) following VEGF-targeted therapy. Afinitor, now approved in 49 countries, is being studied in many other cancer types. Phase III studies are underway in patients with neuroendocrine tumors (NET), breast cancer, lymphoma, tuberous sclerosis complex (TSC) and gastric cancer. Two potential regulatory submissions are planned for 2010 based on trials involving patients with neuroendocrine tumors (NET) as well as TSC. A late-stage trial in patients with hepatocellular carcinoma (HCC) will be initiated in the second quarter.

Neuroscience and Ophthalmics

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Lucentis	364	229	59	43
Exelon/Exelon Patch	251	203	24	17
Comtan/Stalevo	141	123	15	9
Fanapt	21
Extavia	20	3	NM	NM
Other	104	117	–11	–17
Total strategic products	901	675	33	24
Mature products	133	131	2	–7
Total	1 034	806	28	19

NM – Not meaningful

Lucentis (USD 364 million, +43% cc) continued to deliver strong growth, particularly in France, the UK, Australia and Japan, where it was launched in early 2009. This biotechnology eye therapy, which is approved in more than 80 countries for “wet” age-related macular degeneration, has now been used in more than 250,000 patients for this disease, a leading cause of blindness in people over age 50. A regulatory submission for this indication was accepted in April in China. In December 2009, a regulatory submission was filed in Europe for treatment of visual impairment due to diabetic macular edema (DME). Genentech holds the US rights to this medicine.

Exelon/Exelon Patch (USD 251 million, +17% cc) has been driven by Exelon Patch since its first launch in 2007, generating more than 60% of total Exelon sales in the first quarter of 2010 compared to 46% in the 2009 period. In February, this therapy for mild to moderate forms of Alzheimer’s disease dementia (approved in Europe) as well as dementia linked with Parkinson’s disease (approved in the US) was also submitted for regulatory approval in Japan.

Extavia (USD 20 million) has grown from geographic expansion in key markets, particularly Russia, Italy, Spain and the US, and expansion in Germany. Extavia, the Novartis-branded version of Betaferon®/Betaseron® for relapsing forms of multiple sclerosis, was launched in the US in 2009, and in over 20 other countries, including Canada and Russia, in 2010.

Respiratory

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Xolair	80	61	31	24
TOBI	65	74	–12	–14
Other	2	–1	NM	NM
Total strategic products	147	134	10	5
Mature products	49	53	–8	–15
Total	196	187	5	–1

NM – Not meaningful

Xolair (USD 80 million, +24% cc) has been growing in major European and Latin American markets as well as in Japan after its recent launch. The first quarter of 2010 also included lower sales to Genentech compared to the 2009 period for the US, where Novartis co-promotes Xolair with Genentech and shares a portion of operating income. Xolair, a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, has a global presence with approvals in more than 80 countries. Phase III trials in China are planned to start in 2010 to support regulatory submissions in this country.

Onbrez Breezhaler (QAB149) (USD 3 million) a once-daily long-acting bronchodilator for adult patients with chronic obstructive pulmonary disease (COPD), was launched in Germany in December 2009 as well as Ireland and Denmark in March 2010 after European regulatory approval in November 2009. More than 20 launches are planned globally for the second half of 2010, including in the UK, Spain, Brazil and Mexico. Regulatory submissions are also planned for 2010 in Japan and China. In the US, all clinical studies to support resubmission have been started following a Complete Response letter from the FDA in October 2009 requesting additional data.

Immunology and Infectious Diseases

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun	212	221	–4	–10
Reclast/Aclasta	123	85	45	41
Myfortic	100	73	37	27
Certican	34	23	48	36
Other	71	46	54	43
Total strategic products	540	448	21	14
Mature products	207	220	–6	–11
Total	747	668	12	6

Reclast/Aclasta (USD 123 million, +41% cc) has maintained a strong growth pace driven by the US and geographic expansion. Reclast/Aclasta, a once-yearly infusion therapy for osteoporosis, has benefited from increasing patient access to infusion centers and a broad range of use in patients with various types of this debilitating bone disease.

Certican (USD 34 million, +36% cc), a transplantation medicine, is now available in more than 70 countries for use in the prevention of organ rejection based on its immunosuppressive efficacy and side-effect profile. Discussions are continuing with the FDA on product labeling and a Risk Evaluation Mitigation Strategy (REMS) to gain US regulatory approval (under the brand name Zortress) for prevention of organ rejection in adult kidney transplant patients. The FDA issued a Complete Response letter in December 2009, but did not request additional clinical trials.

Ilaris (ACZ885) (USD 4 million), a fully human monoclonal antibody that blocks action of the inflammatory protein interleukin-1 beta, has received additional regulatory approvals in Canada (February) and Brazil (March) following US and European regulatory approvals in 2009 for treatment of cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders. Submissions of ACZ885 for use in the treatment of hard-to-treat gout are planned for late 2010. Trials are ongoing in other diseases in which IL-1 beta is believed to play an important role, including chronic obstructive pulmonary disease (COPD), type 2 diabetes and systemic juvenile idiopathic arthritis (SJIA).

Vaccines and Diagnostics

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	1 361	247	451	436
Operating income	839	–67	NM	NM
As % of net sales	61.6
Core operating income	923	9	NM	NM
As % of net sales	67.8	3.6

NM – Not meaningful

First quarter

Net sales

The further deliveries for many supply contracts with governments around the world for A (H1N1) pandemic flu vaccines and adjuvants generated net sales of USD 1.1 billion, resulting in the strong overall four-fold increase compared to the year-ago period. The vast majority came from recognition of sales for deliveries made during the first quarter as part of supply contracts reached in 2009. The new vaccine Menveo was also launched in March after US and European regulatory approvals for initial use from age 11 and older against four meningococcal meningitis serogroups. Sales in other areas, including diagnostics and tick-borne encephalitis vaccines, were broadly unchanged in the 2010 period compared to 2009.

Novartis has now largely finished deliveries of A (H1N1) pandemic vaccines and adjuvants to fulfill agreements with various governments, including the United States, following the pandemic outbreak in mid-2009, and production of A (H1N1) monovalent doses has been stopped.

Following the declaration of the pandemic in 2009, Novartis made significant investments that enabled the delivery of more than 150 million A (H1N1) pandemic vaccine doses through the end of the first quarter of 2010. More than 30,000 people were enrolled in A (H1N1) pandemic vaccine clinical trials, while three different technology platforms (traditional egg-based, cell-culture-based and MF-59 adjuvanted vaccines) received regulatory approvals to maximize the vaccine supply. Novartis also deployed more than 1,000 associates from other divisions within the Group to support these initiatives.

Operating income

Operating income in the first quarter of 2010 was USD 839 million compared to an operating loss of USD 67 million in the 2009 period based on contributions of A (H1N1) pandemic vaccines in the 2010 period, which were made possible by major investments in 2009.

Core operating income rose to USD 923 million from USD 9 million in the year-ago quarter. Significant investments were made in the first quarter of 2010 in R&D, including post-marketing commitments for A (H1N1) pandemic vaccines as well as the late-stage Menveo and MenB clinical development programs. Higher Marketing & Sales investments in the first quarter of 2010 over the 2009 period supported geographic expansion, particularly in emerging markets, and the build-up of sales and marketing infrastructure for the Menveo launch in the US.

Sandoz

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	2 001	1 726	16	9
Operating income	310	291	7	–1
As % of net sales	15.5	16.9
Core operating income	450	347	30	21
As % of net sales	22.5	20.1

First quarter

Net sales

All regions and businesses supported accelerating growth (USD 2.0 billion, +16%, +9% cc) compared to 2009 as 17 percentage points of volume expansion from new product launches, the inclusion of EBEWE Pharma’s specialty generics business since September 2009 and continued strong results from biosimilars more than offset price erosion of eight percentage points.

US retail generics and biosimilars (+19% cc) delivered successful new product launches (tacrolimus, lansoprazole and oxaliplatin) as well as improvements in sales of antibiotics and injectable oncology medicines. German retail generics and biosimilars (+5% cc) grew in a declining market, strengthening its leadership position while adapting its business model to compete effectively in the tender systems adopted by some major healthcare providers in 2009. In Western Europe (+11% cc), many markets grew at a double-digit pace, notably Italy, the UK, Austria, Switzerland, Belgium and the Nordic region, but France contracted strongly and lost market share due to fierce price competition. Emerging markets expanded at a rapid pace, particularly the Middle East, Turkey and Africa (+18% cc) and Asia-Pacific (+16% cc) and Central and Eastern Europe (+7% cc). Biosimilars (+81% cc) gained further momentum on contributions from the three launch brands Omnitrope, Binocrit and Filgrastim.

Operating income

Operating income grew 7% to USD 310 million, but down 1% cc, as the operating income margin fell 1.4 percentage points to 15.5% of net sales. Key factors for the reduction included acquisition-related charges for the EBEWE Pharma integration (–0.7 percentage points), exceptional costs for termination of a co-development agreement (–0.8 percentage points) and provisions for settlement of Average Wholesale Pricing litigation in the US (–1.9 percentage points).

Core operating income rose 30% (+21% cc) to USD 450 million, resulting in the core operating income margin rising 2.4 percentage points to 22.5% of net sales. Cost of Goods Sold (+0.1 percentage points) improved slightly as productivity improvement programs fully offset price erosion. Marketing & Sales costs (–0.9 percentage points) rose faster than sales on investments in biosimilars, Central & Eastern Europe and Asia-Pacific. R&D investments (+1.0 percentage points) were lower as productivity initiatives more than offset investments in development programs for biosimilars as well as other differentiated generics, including oncology injectables and respiratory products. General & Administrative costs (+0.8 percentage points) grew slower than net sales due to ongoing cost-containment measures, while Other Income & Expense (+1.4 percentage points) improved against the 2009 period due to lower legal fees.

Consumer Health

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	1 478	1 303	13	7
Operating income	264	235	12	3
As % of net sales	17.9	18.0
Core operating income	288	254	13	5
As % of net sales	19.5	19.5

First quarter

Net sales

All three Consumer Health businesses – OTC, Animal Health and CIBA Vision – contributed to higher net sales in the first quarter of 2010 (USD 1.5 billion, +13%, +7% cc), as these businesses grew ahead of their respective markets following challenges in 2009 posed by the financial crisis.

Pain medicines – particularly Voltaren in Europe and Excedrin in the US – were key contributors in OTC, while a weak “Cough & Cold” season slightly offset this performance. Prevacid24HR has achieved a 30% market share in the growing US over-the counter market for proton pump inhibitors since its launch in November 2009, propelled by a strong advertising and promotional campaign. CIBA Vision maintained its excellent growth pace from 2009, expanding in all regions on new product launches. The AirOptix contact lens franchise was among top performers, gaining share in all major markets. Animal Health grew ahead of its market in the US, helped by a strong competitive position for parasiticide products.

The US (+11%) delivered strong performances across all three businesses, while Europe (+5% cc) achieved robust growth with strong performances from Germany, France and Spain. Net sales in the top six emerging markets grew 27% (+11% cc), as all countries contributed to the positive results and led by double-digit gains in India and Turkey. Russia also delivered double-digit growth despite recent government price controls.

Operating income

Operating income rose 12% (+3% cc) to USD 264 million, at a slower pace than net sales as the operating income margin declined 0.1 percentage points in the first quarter of 2010 to 17.9% of net sales from the 2009 period.

Core operating income grew 13% (+5% cc) to USD 288 million, largely in line with net sales in constant currencies, as the core operating income margin was unchanged at 19.5% of net sales. Other Revenues and sales to other divisions (+0.3 percentage points) were higher, while Cost of Goods Sold (+0.5 percentage points) improved as a result of robust sales growth in key markets, optimized pricing and productivity gains. However, this was largely offset by higher Marketing & Sales expenses (–0.6 percentage points), primarily driven by significant promotional support for the 2009 launch of Prevacid24HR in the US as well as sales force expansion in emerging markets. R&D investments were flat as a percentage of net sales as investments were made in new product development across the businesses. General & Administrative costs (–0.3 percentage points) increased in the 2010 period as a result of a provision release in 2009, while Other Income & Expense (+0.1 percentage points) were largely unchanged compared to the 2009 period.

FINANCIAL REVIEW

First quarter

	Q1 2010	Q1 2009	% change
	USD m	USD m	USD	cc
Net sales	12 131	9 709	25	18
Divisional operating income	3 740	2 521	48	41
Corporate income & expense, net	–229	–174
Group operating income	3 511	2 347	50	42
Income from associated companies	103	83	24	17
Financial income	49	–48	NM	NM
Interest expense	–133	–86	–55	–52
Taxes	–582	–321	–81	–94
Net income	2 948	1 975	49	41
EPS (USD)	1.29	0.87	48	40

Core operating income	3 865	2 611	48	41
Core net income	3 309	2 302	44	36
Core EPS (USD)	1.45	1.01	44	36

NM – Not meaningful

Net sales

Net sales rose 25% (+18% cc) to USD 12.1 billion on improvements in all businesses, particularly sales of A (H1N1) pandemic flu vaccines and rapid growth of recently launched products across the Group (USD 1.9 billion). Currency movements contributed seven percentage points to reported growth. Pharmaceuticals (USD 7.3 billion, +7% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 1.4 billion, +436% cc) provided USD 1.1 billion from recognition of A (H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +9% cc) grew on successful new product launches and integration of EBEWE Pharma following the September 2009 acquisition. All Consumer Health businesses (USD 1.5 billion, +7% cc) had good performances and grew faster than their markets. Higher volumes represented 19 percentage points of growth, while currency movements had a positive impact of seven points and acquisitions added one point. However, price changes reduced growth by two points. All regions achieved double-digit growth, led by Europe (USD 4.9 billion, +13% cc) and the US (USD 3.9 billion, +23% cc). Asia-Pacific (USD 2.2 billion, +18% cc) benefited from rapid expansion in key markets. Among the top six emerging markets (USD 1.2 billion, +22% cc), China, Brazil, India, Russia and South Korea maintained solid growth, but Turkey was hampered by cost-containment measures.

Corporate income & expense, net

Corporate expense rose in the first quarter to USD 229 million from USD 174 million in the 2009 period, mainly driven by an additional inter-divisional profit elimination and various one-time costs.

Group operating income

Operating income rose 50% (+42% cc) to USD 3.5 billion on the volume-driven sales expansion and significant contributions from Vaccines and Diagnostics, while also benefitting from eight percentage points of favorable currency movements. The operating income margin improved 4.7 percentage points to 28.9% of net sales from 24.2% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 48% (+41% cc) to USD 3.9 billion, and the core operating income margin rose 5.0 percentage points to 31.9% of net sales from 26.9% in the year-ago quarter.

Income from associated companies

For the first quarter of 2010, income from associated companies rose 24% to USD 103 million from USD 83 million in the 2009 period on anticipated higher net income contributions from Alcon and Roche. Contributions from Roche for the 2010 quarter were reduced by USD 43 million after Roche took an additional Genentech-related exceptional restructuring charge in the second half of 2009. Core results, which exclude exceptional items and the amortization of intangible assets in both periods, increased 30% to USD 288 million.

Financial income and interest expense

Financial income was a positive USD 49 million in the first quarter from a negative USD 48 million in the 2009 period, mainly related to significantly higher average liquidity in the 2010 period and a positive currency result. Interest expenses rose 55% to USD 133 million following the issuance of US dollar bonds in February 2009 and March 2010 and a euro bond in June 2009.

Taxes

The tax rate (taxes as percentage of pre-tax income) rose to 16.5% in the first quarter from 14.0% in the 2009 period. A significant part of this increase was due to sales of A (H1N1) pandemic flu vaccines in higher-tax jurisdictions.

Net income

Net income rose 49% (+41% cc) to USD 2.9 billion as contributions from associated companies and financial income more than offset increased interest expenses and a higher tax rate. Core net income rose 44% (+36% cc) to USD 3.3 billion.

Earnings per share

Earnings per share (EPS) rose largely in line with net income to USD 1.29 in the first quarter from USD 0.87 in the 2009 period, while core EPS grew 44% (+36% cc) to USD 1.45 from USD 1.01. The average numer of shares outstanding rose 1% to 2,279.1 million from 2,265.9 million in the year-ago period, while a total of 2,287.9 million shares were oustanding at March 31, 2010.

Balance sheet

Total assets amounted to USD 95.8 billion at March 31, 2010, an increase of USD 0.3 billion compared to the end of 2009. Although cash and marketable securities rose by USD 2.4 billion as a result of reinvesting proceeds from the US dollar bond issued in March 2010, these were nearly offset by reductions due to currency changes (USD 2.0 billion) and lower underlying trade receivables (USD 0.3 billion).

Total liabilities increased by USD 2.5 billion to USD 40.6 billion as higher financial debts of USD 3.9 billion were partially offset by reductions in other non-financial liabilities. The Group’s equity fell by USD 2.2 billion to USD 55.2 billion at March 31, 2010, principally due to the dividend payment for 2009 of USD 4.5 billion (a 13% increase from the dividend payment for 2008 of USD 3.9 billion) and translation losses of USD 1.0 billion. These were partially offset by net income of USD 2.9 billion in the first quarter of 2010.

The Group’s debt/equity ratio rose to 0.32:1 at March 31, 2010, compared to 0.24:1 at the end of 2009, reflecting the higher financial debt following the issuance of the USD 5 billion bond in March 2010 and the lower equity. The Group’s financial debt of USD 17.9 billion consisted of USD 4.5 billion in current and USD 13.4 billion in non-current liabilities. Overall liquidity rose to USD 19.9 billion from USD 17.4 billion at the end of 2009. Net liquidity at March 31, 2010, fell to USD 2.0 billion from USD 3.5 billion at the end of the previous year following the USD 4.5 billion payment of the 2009 dividend.

Credit agencies maintained their ratings of Novartis debt during the first quarter of 2010. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities, and Standard & Poor’s had ratings of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

Cash flow

Cash flow from operating activities rose 69% to USD 3.3 billion in the first quarter, driven by the strong business performance and in particular proceeds from A (H1N1) pandemic vaccines. Cash used for investing activities fell by USD 1.7 billion to USD 1.1 billion from the 2009 period, which included USD 2.4 billion of investments in marketable securities with proceeds from the 2009 US dollar bond. Among investments in the 2010 period were USD 0.4 billion for acquisitions, including USD 0.3 billion for completion of the EBEWE Pharma transaction. Cash flow from financing activities included a USD 4.2 billion increase in net financial debt due to the 2010 US dollar bond issuance and USD 0.4 billion arising from treasury share transactions, principally related to share-based compensation, but these were largely offset by the dividend payment of USD 4.5 billion .

Free cash flow before dividends rose 93% to USD 2.9 billion, with the USD 1.4 billion increase principally coming from the improved cash flow from operating activities.

INNOVATION REVIEW

Novartis has one of the industry’s most competitive pipelines with 135 projects in pharmaceutical clinical development, of which 58 involve new molecular entities.

Among developments in the first quarter of 2010:

•                  Approvals in Japan in January for Afinitor (kidney cancer), Equa (Galvus) (type 2 diabetes) and Exforge (hypertension) following approvals of six new medicines in this market in 2009.

•                  First approvals of the Menveo meningitis vaccine in the US (February) and Europe (March) from age 11 and older, and also the US filing for use from age 2-10.

•                  Submission for US approval of a triple combination therapy for hypertension in a single pill containing Tekturna/Rasilez, amlodipine and hydrochlorothiazide as well as Exelon Patch (Alzheimer’s disease) and Tasigna (cancer) for approval in Japan.

•                  Two US regulatory submissions completed in late 2009 – Tasigna (newly diagnosed CML) and Gilenia (FTY720, multiple sclerosis) – were given priority review status.

•                  Discontinuation of PTZ601 (complicated staphylococcal skin and soft tissue infections) after observation of a high rate of adverse events in a Phase I study and LCI699 (heart failure) after identification of a safety issue in form of an impaired stress response. One of the two Phase III trials involving ASA404 (non-small cell lung cancer) was halted in March following an interim analysis of benefits for patients with NSCLC.

2010 selected major approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Afinitor	Everolimus	Kidney cancer	Japan – Q1
Equa (Galvus)	Vildagliptin	Type 2 diabetes	Japan – Q1
Exforge	Valsartan and amlodipine	Hypertension	Japan – Q1
Menveo	Quadrivalent meningococcal conjugate vaccine	Prevention of meningococcal meningitis (A, C, Y, W-135)	US, EU – Q1

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
ABF656	Hepatitis C	Q4 2009			- EU submission withdrawn in April 2010 for technical reasons
Exelon Patch	Alzheimer’s disease	Approved	Approved	Q1 2010
FTY720 (Gilenia)	Multiple sclerosis	Q4 2009	Q4 2009		- FDA granted six-month priority review status; Advisory Committee meeting scheduled for June 10
Lucentis	Diabetic macular edema		Q4 2009
QAB149	COPD	Q4 2008	Approved		- Clinical trials underway to address FDA Complete Response letter (Q4 2009), resubmission planned for 2010
Tasigna	Newly diagnosed CML	Q4 2009	Q4 2009	Q1 2010	- FDA granted six-month priority review status
Tekturna and amlodipline	Hypertension	Q4 2009	Q4 2009
Tekturna, amlodipine and hydrochlorothiazide	Hypertension	Q1 2010			- US submission made in February 2010 - EU submission set for 2010
TOBI-TIP	Cystic fibrosis		Q4 2009		- US submission planned for 2010
Zometa	Adjuvant breast cancer	Q4 2009	Q4 2009
Zortress (Certican)	Kidney transplantation	Q2 2009	Approved		-Addressing issues from FDA

Selected pharmaceutical pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
ACZ885	Refractory gout	2010	III	- On track for 2010 submission
	SJIA	2011	III
	Type 2 diabetes	2012	II	- Phase III start targeted for December 2010
AFQ056	Parkinson’s disease	2012	II
AG0178	Major depressive disorder	2012	III
AIN457	Behcet’s uveitis	2010	III	- On track for 2010 submission
	Non-infectious uveitis	2011	III
	Psoriasis	2013	II	- Phase III start planned for 2011
	Rheumatoid arthritis	2013	II	- Phase III start planned for end of 2010
ASA404	Non-small cell lung cancer (NSCLC)	2012	III	- First-line Phase III NSCLC trial stopped in March 2010, second-line Phase III NSCLC trial ongoing (interim analysis in H2 2010)
BAF312	Multiple sclerosis	>2014	II
Certican	Prevention of organ rejection – liver	2011	III
DEB025	Hepatitis C	>2014	II	- In-licensed from Debiopharm in Q1 2010
EPO906	Ovarian cancer	2010	III	- On track for 2010 submission
Exjade	Non-transfusion-dependent Thalassemia (NTDT)	2011	II
INC424	Myelofibrosis	2011	III
LBH589	Hodgkin’s lymphoma	2010	II	- On track for 2010 submission - Updated Phase II pivotal study data to be presented at ASCO
	Multiple myeloma	2013	III
	Hematological tumors	>2014	II
LCQ908	Type 2 diabetes	2013	II	- Phase II interim results expected in second half of 2010
LCZ696	Heart failure	2013	III
LDE225	Gorlin’s syndrome	2011	II
Lucentis	Retinal vein occlusion	2011	II
NVA237	COPD	2011	III
PKC412	Aggressive systemic mastocytosis	2011	II
	Acute myeloid leukemia	2013	III
PRT128	Acute coronary syndrome (ACS)	2013	II	- First data from INNOVATE-PCI Phase II trial available in Q2 2010
	Chronic coronary heart disease (CHD)			- Phase III start for CHD planned for H2 2010 and ACS for 2011
PTK796	Infections	2012	III
QAX028	COPD	>2014	II
QMF149	COPD	2013	II
	Asthma	2013	II
QTI571 (Glivec)	Pulmonary arterial hypertension	2011	III	- Phase III recruitment ongoing
QVA149	COPD	2012	II	- Phase III planned start in 2010

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
RAD001	Neuroendocrine tumors	2010	III	- On track for 2010 submission
(Afinitor)	Tuberous sclerosis complex SEGA	2010	III	- On track for 2010 submission
	Tuberous sclerosis complex AML	2011	III
	ER+ breast cancer	2012	III
	HER2+ breast cancer	2013	III
	Gastric cancer	2012	III
	Lymphoma	>2014	III
RLX030	Acute heart failure	2013	III	- Corthera acquisition in Q1 2010 (relaxin)
SBR759	Hyperphosphatemia	2011	III
SMC021	Osteoarthritis	2011	III
	Osteoporosis	2011	III
SOM230	Cushing’s disease	2010	III	- On track for 2010 submission
	Acromegaly	2011	III
	Refractory / resistant carcinoid syndrome	2011	III
Tasigna	GIST	>2014	III
	cKIT melanoma	2012	II
TKI258	Solid tumors	2013	II

Selected vaccine pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo (A,C,W,Y meningitis serogroups)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants	2011 (EU/US)	III
	Prevention of meningococcal disease (serogroups A, C, Y and W-135) from 2-10 years			- Submitted in the US in Q1 2010
MenB (B meningitis serogroup)	Prevention of meningococcal disease (serogroup B) in infants	2010 (EU)	III	- End-of-Phase II meeting to be held with FDA in Q3 2010 to discuss Phase III requirements

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “priority review,” “to be,” “on track,” “will,” “commitment,” “strategy,” “aspiration,” “priorities,” “potentially,” “potential,” “expected,” “to be,” “planned,” “anticipated,” “plans,” “outlook,” “aims,” “believed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding the potential acquisition and merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Neither can there be any guarantee that the proposed acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

July 15, 2010	Second quarter and first half 2010 results
October 21, 2010	Third quarter and first nine months 2010 results
January 2011	Fourth quarter and full-year 2010 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter (unaudited)

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m	%
Net sales	12 131	9 709	2 422	25
Other revenues	225	217	8	4
Cost of Goods Sold	–3 096	–2 585	–511	20
Of which amortization and impairments of product and patent rights and trademarks	–162	–223	61	–27
Gross profit	9 260	7 341	1 919	26
Marketing & Sales	–3 014	–2 721	–293	11
Research & Development	–2 037	–1 694	–343	20
General & Administration	–570	–505	–65	13
Other income	180	171	9	5
Other expense	–308	–245	–63	26
Operating income	3 511	2 347	1 164	50
Income from associated companies	103	83	20	24
Financial income	49	–48	97	–202
Interest expense	–133	–86	–47	55
Income before taxes	3 530	2 296	1 234	54
Taxes	–582	–321	–261	81
Net income	2 948	1 975	973	49
Attributable to:
Shareholders of Novartis AG	2 933	1 962	971	49
Non-controlling interests	15	13	2	15
Average number of shares outstanding – Basic (million)	2 279.1	2 265.9	13.2	1
Basic earnings per share (USD)(1)	1.29	0.87	0.42	48
Average number of shares outstanding – Diluted (million)	2 290.3	2 282.8	7.5	0
Diluted earnings per share (USD)(1)	1.28	0.86	0.42	49

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income

First quarter (unaudited)

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m
Net income	2 948	1 975	973
Fair value adjustments on financial instruments, net of taxes	5	–43	48
Net actuarial losses from defined benefit plans, net of taxes	–178	–665	487
Novartis share of equity recognized by associated companies, net of taxes	–48	–67	19
Translation effects	–997	–1 403	406
Comprehensive income	1 730	–203	1 933
Attributable to:
Shareholders of Novartis AG	1 714	–212	1 926
Non-controlling interests	16	9	7

Condensed consolidated balance sheets

	March 31, 2010	Dec 31, 2009		March 31, 2009
	(unaudited)	(audited)	Change	(unaudited)
	USD m	USD m	USD m	USD m
Assets
Non-current assets
Property, plant & equipment	13 577	14 075	–498	12 516
Goodwill	11 688	12 039	–351	10 946
Intangibles other than goodwill	9 883	10 331	–448	9 031
Financial and other non-current assets	24 847	25 369	–522	22 995
Total non-current assets	59 995	61 814	–1 819	55 488
Current assets
Inventories	5 658	5 830	–172	5 764
Trade receivables	7 773	8 310	–537	6 751
Other current assets	2 471	2 102	369	2 128
Cash, short-term deposits and marketable securities	19 898	17 449	2 449	7 839
Total current assets	35 800	33 691	2 109	22 482
Total assets	95 795	95 505	290	77 970
Equity and liabilities
Total equity	55 216	57 462	–2 246	46 228
Non-current liabilities
Financial debts	13 445	8 675	4 770	6 978
Other non-current liabilities	9 702	9 898	–196	9 774
Total non-current liabilities	23 147	18 573	4 574	16 752
Current liabilities
Trade payables	3 561	4 012	–451	3 262
Financial debts and derivatives	4 484	5 313	–829	4 474
Other current liabilities	9 387	10 145	–758	7 254
Total current liabilities	17 432	19 470	–2 038	14 990
Total liabilities	40 579	38 043	2 536	31 742
Total equity and liabilities	95 795	95 505	290	77 970

Condensed consolidated changes in equity

First quarter (unaudited)

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m
Consolidated equity at January 1	57 462	50 437	7 025
Comprehensive income	1 730	–203	1 933
Sale/purchase of treasury shares, net	366	–240	606
Equity-based compensation	141	170	–29
Dividends	–4 468	–3 941	–527
Changes in non-controlling interests	–15	5	–20
Consolidated equity at March 31	55 216	46 228	8 988

Condensed consolidated cash flow statements

First quarter (unaudited)

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m
Net income	2 948	1 975	973
Reversal of non-cash items
Taxes	582	321	261
Depreciation, amortization and impairments	761	548	213
Change in provisions and other non-current liabilities	189	79	110
Net financial expense/income	84	134	–50
Other	75	60	15
Net income adjusted for non-cash items	4 639	3 117	1 522
Interest and other financial receipts	340	333	7
Interest and other financial payments	–137	–29	–108
Taxes paid	–469	–337	–132
Cash flow before working capital changes	4 373	3 084	1 289
Payments out of provisions and other net cash movements in non-current liabilities	–127	–262	135
Change in net current assets and other operating cash flow items	–939	–869	–70
Cash flow from operating activities	3 307	1 953	1 354
Investments in property, plant & equipment	–304	–368	64
Investments in intangible, financial and other non-current assets	–144	–136	–8
Sale of property, plant & equipment, intangible, financial and other non-current assets	44	57	–13
Acquisitions of subsidiaries	–413		–413
Increase in marketable securities, associated companies and non-controlling interests	–319	–2 395	2 076
Cash flow used for investing activities	–1 136	–2 842	1 706
Change in current and non-current financial debts	4 234	4 705	–471
Dividends paid to shareholders of Novartis AG	–4 468	–3 931	–537
Treasury share transactions	368	–240	608
Other financing cash flows	–112	–82	–30
Cash flow from financing activities	22	452	–430
Translation effect on cash and cash equivalents	–21	–26	5
Change in cash and cash equivalents	2 172	–463	2 635
Cash and cash equivalents at January 1	2 894	2 038	856
Cash and cash equivalents at March 31	5 066	1 575	3 491

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2010 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2010, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2009 Annual Report published on January 26, 2010, except as indicated below. As of January 1, 2010, the Group adopted IFRS 3 (revised) “Business Combinations.” The revised standard requires Novartis to include in the purchase consideration the estimated amount of any contingent considerations and the measurement to fair value, through the income statement of any interest in an acquired company that had been previously held. Furthermore, transaction costs are expensed as incurred and no longer form part of the acquisition price. The Group also adopted amendments to IAS 27: “Consolidated and Separate Financial Statements.”  This requires that the result of changes in the Novartis ownership percentage that do not result in a loss of control will be accounted for in equity. The Group also adopted amendments to IAS 39: “Financial instruments: Recognition and Measurement.” This revised standard requires that any options, including those concerning Alcon, related to acquisitions that up to December 31, 2009, did not require recognition, are recorded at their fair values, initially in opening equity at January 1, 2010, and subsequent fair value adjustments recorded in the income statement. These new accounting standards did not have a significant impact on the Group’s Condensed Interim Consolidated Financial Statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2009 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 10 and 11 of the 2009 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 4 and 11 of the 2009 Annual Report, investments in associated companies and intangible assets are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2010 and 2009:

Acquisitions in 2010

Corporate – Alcon

In 2008, Novartis entered into an agreement to purchase Nestle’s 77% stake in Alcon Inc. for up to USD 38.5 billion, or an average price of USD 168 per share. Under the terms of the agreement, Novartis acquired a 25% Alcon stake from Nestlé in 2008 for USD 10.4 billion, or USD 143 per share. The purchase of the 25% stake was financed from internal cash reserves and external short-term financing.

On January 4, 2010, Novartis exercised its call option to acquire Nestlé’s remaining 52% Alcon stake for approximately USD 28 billion (containing the 17% control premium for the 77% stake over Alcon’s share price of USD 143 at the time of the April 2008 announcement), or USD 180 per share. Upon completion of this transaction, Novartis will own a 77% majority stake in Alcon. The purchase of the 52% stake, which is subject to required regulatory approvals, is expected to be completed in the second half of 2010. Novartis will not control Alcon prior to the closing of the purchase of the 52% stake. This purchase will be funded from available liquidity and external debt financing.

On January 4, 2010, Novartis also announced its proposal, upon completion of the Nestlé transaction, to enter into an all-share direct merger with Alcon for the remaining 23% minority stake. Novartis believes this merger, which is governed under the Swiss Merger Act, is in the interest of all stakeholders and will provide the needed clarity on Alcon’s future. Novartis proposed a fixed exchange ratio of 2.80 Novartis shares for each remaining Alcon share. Based on the Novartis closing share price of CHF 56.50 on December 30, 2009 (the last trading day on the SIX Swiss Stock Exchange before the announcement) and an exchange rate of CHF 1.04 = USD 1.00, this proposal represents an implied price of USD 153 per Alcon share and a 12% premium to Alcon’s unaffected publicly traded share price as determined by Novartis of USD 137 per share. Alcon’s closing share price was USD 164.35 on December 31, 2009 (the last trading day on the New York Stock Exchange before the announcement). The merger would be conditional on the closing of the 52% stake purchase from Nestlé and would require approval by the Boards of Directors of Novartis and Alcon. The merger would also require two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings. Under Swiss law, Novartis has the right to vote its Alcon stake in favor of the proposed merger.

Acquisitions in 2009

Sandoz – EBEWE Pharma

On May 20, Novartis announced a definitive agreement for Sandoz to acquire the specialty generic injectables business of EBEWE Pharma for EUR 925 million (USD 1.3 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction was completed on September 22, 2009. The first payment of EUR 600 million (USD 0.9 billion) was made in 2009, with the balance paid in 2010. Based on a final purchase price allocation, EBEWE’s identified net assets were USD 0.7 billion, which resulted in goodwill of USD 0.5 billion in 2009. Results of operations from this acquisition, which were not material in 2009, were included from the completion date of this transaction.

Vaccines and Diagnostics – Zhejiang Tianyuan

On November 4, Novartis announced a definitive agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Terms call for Novartis to purchase an 85% majority interest for approximately USD 125 million in cash. The transaction, which is expected to be completed in 2010, is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

Pharmaceuticals – Corthera

On December 23, Novartis announced a definitive agreement to acquire Corthera Inc, gaining worldwide rights to relaxin for the treatment of acute heart failure. Novartis will assume full responsibility for development and commercialization. The purchase price consists of an initial payment of USD 120 million in the first quarter of 2010. Corthera’s current shareholders are eligible to receive additional payments of up to USD 500 million contingent upon clinical milestones, regulatory approvals and the achievement of commercialization targets. The transaction was completed on February 3, 2010, and the purchase price allocation is still preliminary. Results of operations since the acquisition date were not material.

Other significant transactions in 2010

Corporate – Issuance of bond in US dollars

On March 9, Novartis issued a three-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 1.9% three-year tranche totaling USD 2 billion, a 2.9% five-year tranche totaling USD 2 billion and a 4.4% 10-year tranche totaling USD 1 billion were issued by the Group’s US entity, Novartis Capital Corp. All tranches are unconditionally guaranteed by Novartis AG.

Other significant transactions in 2009

Corporate – Issuance of bond in US dollars

On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

Corporate – Issuance of bond in euros

On June 2, Novartis issued a EUR 1.5 billion bond (approximately USD 2.1 billion) with a coupon of 4.25% under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, has a maturity date of June 15, 2016, and is guaranteed by Novartis AG.

Corporate – Novartis India Ltd.

On June 8, Novartis completed a tender offer to acquire additional shares from public shareholders and increased its stake in the majority-owned Indian subsidiary, Novartis India Ltd., to 76.4% from 50.9% for approximately INR 3.8 billion (USD 80 million). Almost all large institutional investors and quasi-institutional shareholders participated in the offer. This transaction resulted in USD 57 million of goodwill.

Pharmaceuticals – Idenix

On August 5, Novartis did not participate in an underwritten public offering by Idenix Pharmaceuticals, which reduced the Group’s stake to 47% from the pre-offering level of 53%. As a result of this offering, Novartis no longer controls this company, so Idenix was deconsolidated with effect from September 1, 2009. Idenix has been accounted for on an equity basis since this date, which had no material impact on the Group’s consolidated income statement.

4. Principal currency translation rates

First quarter

	Average rates Q1 2010 USD	Average rates Q1 2009 USD	Period-end rates March 31, 2010 USD	Period-end rates March 31, 2009 USD
1 CHF	0.946	0.870	0.937	0.872
1 EUR	1.385	1.303	1.342	1.324
1 GBP	1.562	1.434	1.507	1.431
100 JPY	1.102	1.070	1.073	1.018

5. Consolidated income statements — Divisional segmentation — First quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total Group
	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	7 291	6 433	1 361	247	2 001	1 726	1 478	1 303			12 131	9 709
Sales to other Divisions	38	45	17	10	74	63	17	10	–146	–128
Sales of Divisions	7 329	6 478	1 378	257	2 075	1 789	1 495	1 313	–146	–128	12 131	9 709
Other revenues	84	102	123	97	4	4	14	14			225	217
Cost of Goods Sold	–1 206	–1 088	–392	–226	–1 118	–952	–518	–461	138	142	–3 096	–2 585
Of which amortization and impairments of product and patent rights and trademarks	14	–80	–76	–70	–76	–54	–24	–19			–162	–223
Gross profit	6 207	5 492	1 109	128	961	841	991	866	–8	14	9 260	7 341
Marketing & Sales	–2 036	–1 898	–78	–59	–360	–296	–540	–468			–3 014	–2 721
Research & Development	–1 608	–1 343	–135	–88	–161	–141	–86	–76	–47	–46	–2 037	–1 694
General & Administration	–213	–194	–38	–33	–91	–91	–96	–81	–132	–106	–570	–505
Other income	120	121	18	3	25	7	5	13	12	27	180	171
Other expense	–143	–116	–37	–18	–64	–29	–10	–19	–54	–63	–308	–245
Amortization and impairments of capitalized intangible assets included in above function costs	–261	–25	–4	–6	–11	–3			–1	–1	–277	–35
Operating income	2 327	2 062	839	–67	310	291	264	235	–229	–174	3 511	2 347
Operating income margin	31.9%	32.1%	61.6%	–27.1%	15.5%	16.9%	17.9%	18.0%			28.9%	24.2%
Income from associated companies	–6	–1				1			109	83	103	83
Financial income											49	–48
Interest expense											–133	–86
Income before taxes											3 530	2 296
Taxes											–582	–321
Net income											2 948	1 975

Additions to:
– Property, plant and equipment(1)	136	159	58	91	50	52	18	24	13	12	275	338
– Goodwill and other intangible assets(1)	143	127	2	5	10	1	6	3	3		164	136

(1) Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2009 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2009 Annual Report and includes information as of April 19, 2010:

Governmental investigations

In 2005 the US Attorney’s Office for the Eastern District of Pennsylvania (EDPA) served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on Novartis Pharmaceuticals Corporation (NPC), a Novartis subsidiary. NPC has been cooperating with parallel civil and criminal investigations by the EDPA into allegations of potential off-label marketing and promotion of the epilepsy therapy Trileptal as well as certain payments made to healthcare providers in connection with this medicine. NPC recently entered into a plea agreement with the EDPA, which is contingent on court approval, to resolve criminal allegations. Pursuant to the plea agreement, NPC will plead guilty to a misdemeanor violation of the US Food, Drug and Cosmetic Act and pay a fine of USD 185 million. NPC is currently negotiating with the EDPA to resolve civil claims relating to Trileptal. In the fourth quarter of 2009, Novartis increased provisions relating to the EDPA’s Trileptal investigations by USD 318 million. Total provisions at March 31, 2010, for the civil and criminal Trileptal investigations amounted to USD 397 million.

NPC is also cooperating with an investigation by the EDPA regarding potential off-label marketing and promotion as well as payments made to healthcare providers in connection with five other products: Diovan, Exforge, Sandostatin, Tekturna and Zelnorm. Novartis is unable to assess with reasonable certainty the outcome of the investigation related to these five products or the amounts, which could be material, that it might be required to pay to resolve this investigation.

On January 12, 2010, the European Commission (EC) addressed a request for information to certain pharmaceutical companies, including Novartis International AG and Sandoz International GmbH, asking them to submit copies of all of their patent settlement agreements as well as copies of all annexes, related agreements and amendments. The request covers patent settlement agreements concluded between originator and generic pharmaceutical companies in the period from July 1, 2008, to December 31, 2009, and relating to the EU/EEA. On February 12, 2010, both Novartis entities submitted their respective responses to the EC.

Zometa/Aredia litigation

NPC is a defendant in approximately 688 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed. A trial that began in Montana in October 2009 resulted in a plaintiff’s verdict, and this verdict is currently under appeal. The next trial is currently scheduled to begin in state court in New Jersey in June 2010.

Zelnorm litigation

Novartis subsidiaries are defendants in approximately 126 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after being treated with Zelnorm, a medicine for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. The first trial in the US is expected to begin in Virginia in June 2010. Several trials in New Jersey state court are expected to follow in 2010.

Contact lenses patent litigation

In the US, Johnson & Johnson (J&J) filed suits seeking a declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents (Jump patents). CIBA Vision filed counter-claims for infringement of its Jump patents. In August 2009, after the US trial court had rendered a decision finding the JUMP patents valid, enforceable and infringed, CIBA Vision moved for permanent injunction. J&J has appealed the decision of the US trial court. CIBA Vision has also filed infringement suits based on these patent rights in several European countries, including France, Germany, the Netherlands, Ireland, Italy, Spain and the United Kingdom. J&J filed an invalidation suit in Austria in January 2009. Courts in the Netherlands

(February 2009) and France (March 2009) issued rulings holding that CIBA Vision’s patents were valid and infringed by J&J’s sales of Oasys® products. J&J appealed the rulings in the Netherlands and in France. However, the trial court in the UK held in July 2009 that the Jump patents were invalid. CIBA Vision has filed an appeal, which is currently scheduled to be heard in June 2010. In December 2009, a trial court in Germany also decided that the German part of the Jump patents was invalid. CIBA Vision has appealed this decision.

Famvir litigation

In February 2010, Novartis and Teva have reached a settlement ending the US patent litigation between them relating to Famvir, a therapy for viral infections, after a trial against Teva in November 2009 resulted in a jury verdict in favor of Novartis that the compound patent was valid and enforceable and an advisory verdict that there was no inequitable conduct. Famvir is still the subject of ongoing patent litigation against Roxane in the US. The compound patent, which covers the active ingredient, expires in March 2011 and a method of use patent expires in 2015, including pediatric extensions. Roxane could launch at risk in March 2011.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including NPC and certain Sandoz entities, alleging that they fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Motions have been made to dismiss the complaint or for summary judgment in other cases. NPC was defendant in a trial in Alabama in 2008. The jury rendered a verdict against it and imposed USD 33 million of compensatory damages. No punitive damages were awarded. On October 16, 2009, the Supreme Court of the State of Alabama overturned this verdict, reversing the jury’s finding, and recently rejected the plaintiff’s request for reconsideration, thereby concluding this matter in favor of NPC. In a second trial that took place in Alabama in February 2009, a jury rendered a verdict against a Sandoz entity and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. The Sandoz entity is appealing the verdict. The second trial involving a Sandoz entity took place in Kentucky in June 2009. The jury rendered a verdict against it and imposed USD 16 million of compensatory damages and USD 13.6 million in penalties. No punitive damages were awarded. The Sandoz entity appealed this verdict in March 2010. In Texas, a Sandoz entity has reached an agreement in principle to settle all of the State’s claims, which is contingent upon US Department of Justice approval, resulting in a provision of USD 38 million in the first quarter of 2010. Another trial against a Sandoz entity was scheduled to begin in Wisconsin in May 2010. The Wisconsin court has stayed the pre-trial proceedings (except for fact discovery) and postponed the trial to a date to be determined. Several trials are scheduled throughout the year 2010.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a US state court in California and in a US federal court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the US federal district court for the Southern District of New York held the sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment. Amicus briefs supporting the plaintiffs’ position were filed by the National Employment Lawyers Association and by the US Department of Labor. The US Chamber of Commerce filed a brief in support of Novartis on November 5, 2009.The US Court of Appeals for the Second Circuit heard argument on the appeal in February 2010, and a decision is expected in due course.

Gender discrimination litigation

Certain female pharmaceutical sales representatives brought a lawsuit in a US federal court in New York against, among others, several US Novartis subsidiaries, alleging they were discriminated against because of their gender. The district court granted, in part, plaintiffs’ motion for class certification against one of the US Novartis subsidiaries, but dismissed all other US Novartis subsidiaries from the case. Discovery was required to be completed by December 31, 2009, and the trial began as scheduled on April 7, 2010.

Supplementary information

Non-IFRS disclosures

Net liquidity/debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net liquidity/debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in net liquidity/debt (unaudited)

First quarter

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	2 172	–463	2 635
Change in marketable securities, financial debt and financial derivatives	–3 664	–1 903	–1 761
Change in net liquidity/debt	–1 492	–2 366	874
Net liquidity/debt at January 1	3 461	–1 247	4 708
Net liquidity/debt at March 31	1 969	–3 613	5 582

Free cash flow (unaudited)

First quarter

	Q1 2010	Q1 2009	Change
	USD m	USD m	USD m
Cash flow from operating activities	3 307	1 953	1 354
Purchase of property, plant & equipment	–304	–368	64
Purchase of intangible, financial and other non-current assets	–144	–136	–8
Sale of property, plant & equipment, intangible, financial and other non-current assets	44	57	–13
Free cash flow before dividends	2 903	1 506	1 397
Dividends	–4 468	–3 931	–537
Free cash flow	–1 565	–2 425	860

Share information (unaudited)

	March 31, 2010	March 31, 2009
Number of shares outstanding (million)	2 287.9	2 262.6
Registered share price (CHF)	56.95	43.08
ADS price (USD)	54.10	37.83
Market capitalization (USD billion)	122.1	85.0
Market capitalization (CHF billion)	130.3	97.5

Core results

The Group’s core results — including core operating income, core net income and core earnings per share — exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items over a USD 25 million threshold that management deems exceptional. Novartis believes investor understanding of the Group’s performance is enhanced by disclosing these supplemental performance measures.

Novartis uses these core measures as important factors in assessing the Group’s performance in conjunction with other performance metrics. The following are examples of how these core measures are utilized:

•                  In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

•                  Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS

Reconciliation from IFRS results to core results – Group – First quarter 2010 (unaudited)

	Q1 2010 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items(3) USD m	Exceptional items(4) USD m	Q1 2010 Core results USD m	Q1 2009 Core results(7) USD m
Net sales to third parties	12 131					12 131	9 709
Sales to other divisions
Other revenues	225					225	217
Cost of Goods Sold	–3 096	262	–100	4		–2 930	–2 362
Gross profit	9 260	262	–100	4		9 426	7 564
Marketing & Sales	–3 014					–3 014	–2 721
Research & Development	–2 037	17	162		10	–1 848	–1 659
General & Administration	–570					–570	–505
Other income	180		–4		–42	134	170
Other expense	–308		7		38	–263	–238
Operating income	3 511	279	65	4	6	3 865	2 611
Income from associated companies	103	142			43	288	222
Financial income	49					49	–48
Interest expense	–133					–133	–86
Income before taxes	3 530	421	65	4	49	4 069	2 699
Taxes(5)	–582					–760	–397
Net income	2 948					3 309	2 302
EPS (USD)(6)	1.29					1.45	1.01

(1)

Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2)

Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges, including a partial reversal of USD 100 million in Pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D, mainly an impairment charge of USD 152 million in Pharmaceuticals for termination of the PTZ601 development project; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, primarily for financial assets.

(3)	Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges related to business acquisitions.

(4)

Exceptional items: Other income reflects proceeds of USD 42 million from a legal settlement in Pharmaceuticals with Teva regarding Famvir; Other expense reflects a USD 38 million legal settlement in Sandoz; Income from associated companies reflects an additional charge of USD 43 million for the Novartis share of Roche’s restructuring charges for Genentech taken in the second half of 2009.

(5)	Taxes on the adjustments between IFRS and core results take into account the tax rate applicable in the jurisdiction where the adjustment arises.

(6)	Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

(7)	Detailed reconciliation information for the 2009 quarter from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS

Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter 2010 (unaudited)

	Q1 2010 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items USD m	Exceptional items(3) USD m	Q1 2010 Core results USD m	Q1 2009 Core results(4) USD m
Net sales to third parties	7 291					7 291	6 433
Sales to other divisions	38					38	45
Other revenues	84					84	102
Cost of Goods Sold	–1 206	86	–100			–1 220	–1 008
Gross profit	6 207	86	–100			6 193	5 572
Marketing & Sales	–2 036					–2 036	–1 898
Research & Development	–1 608	8	155			–1 445	–1 318
General & Administration	–213					–213	–194
Other income	120		–4		–42	74	121
Other expense	–143		1			–142	–112
Operating income	2 327	94	52		–42	2 431	2 171

(1)

Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

(2)

Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges, including an additional reversal of USD 100 million for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D, mainly a net pre-tax impairment charge of USD 152 million (USD 250 million related to the value of the intangible asset offset by a release of a USD 98 million liability related to the estimated value of a contingent milestone consideration) for termination of the PTZ601 development project; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, primarily for financial assets.

(3)	Exceptional items: Other income reflects proceeds of USD 42 million from a legal settlement with Teva regarding Famvir.

(4)	Detailed reconciliation information for the 2009 quarter from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS

Reconciliation from IFRS results to core results – Vaccines and Diagnostics – First quarter 2010 (unaudited)

	Q1 2010 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items USD m	Exceptional items USD m	Q1 2010 Core results USD m	Q1 2009 Core results(3) USD m
Net sales to third parties	1 361					1 361	247
Sales to other divisions	17					17	10
Other revenues	123					123	97
Cost of Goods Sold	–392	76				–316	–156
Gross profit	1 109	76				1 185	198
Marketing & Sales	–78					–78	–59
Research & Development	–135	4				–131	–82
General & Administration	–38					–38	–33
Other income	18					18	3
Other expense	–37		4			–33	–18
Operating income	839	80	4			923	9

(1)

Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

(2)	Impairments: Other expense includes an impairment of financial assets.

(3)	Detailed reconciliation information for the 2009 quarter from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS

Reconciliation from IFRS results to core results – Sandoz – First quarter 2010 (unaudited)

	Q1 2010 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items(3) USD m	Exceptional items(4) USD m	Q1 2010 Core results USD m	Q1 2009 Core results(5) USD m
Net sales to third parties	2 001					2 001	1 726
Sales to other divisions	74					74	63
Other revenues	4					4	4
Cost of Goods Sold	–1 118	76		4		–1 038	–898
Gross profit	961	76		4		1 041	895
Marketing & Sales	–360					–360	–296
Research & Development	–161	4	7		10	–140	–138
General & Administration	–91					–91	–91
Other income	25					25	6
Other expense	–64		1		38	–25	–29
Operating income	310	80	8	4	48	450	347

(1)

Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

(2)	Impairments: R&D includes write-offs related to in-process R&D; Other expense includes impairments for property, plant & equipment.

(3)	Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 4 million related to the EBEWE Pharma specialty generics business acquisition.

(4)	Exceptional items: R&D includes an expense for termination of a co-development contract; Other expense includes an increase of USD 38 million in legal provisions for AWP litigation in the US.

(5)	Detailed reconciliation information for the 2009 quarter from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS

Reconciliation from IFRS results to core results — Consumer Health — First quarter 2010 (unaudited)

	Q1 2010 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments USD m	Acquisition-related restructuring and integration items USD m	Exceptional items USD m	Q1 2010 Core results USD m	Q1 2009 Core results(2) USD m
Net sales to third parties	1 478					1 478	1 303
Sales to other divisions	17					17	10
Other revenues	14					14	14
Cost of Goods Sold	–518	24				–494	–442
Gross profit	991	24				1 015	885
Marketing & Sales	–540					–540	–468
Research & Development	–86					–86	–76
General & Administration	–96					–96	–81
Other income	5					5	13
Other expense	–10					–10	–19
Operating income	264	24				288	254

(1) Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

(2) Detailed reconciliation information for the 2009 quarter from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS

Reconciliation of operating income to core operating income and net income — First quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Operating income	2 327	2 062	839	–67	310	291	264	235	–229	–174	3 511	2 347
Amortization of intangible assets	94	95	80	76	80	57	24	19	1	1	279	248
Impairments
Intangible assets	55	10			7						62	10
Property, plant & equipment	–4	3			1	–1					–3	2
Financial assets	1	1	4						1	3	6	4
Total impairment charges	52	14	4		8	–1			1	3	65	16
Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net					4						4
Exceptional items
Exceptional gains from divesting brands, subsidiaries and financial investments
Other restructuring expenses
Legal provisions, litigations and exceptional settlements	–42				48						6
Other product recall costs
Other exceptional items
Total exceptional items	–42				48						6
Total adjustments	104	109	84	76	140	56	24	19	2	4	354	264
Core operating income	2 431	2 171	923	9	450	347	288	254	–227	–170	3 865	2 611
Core return on net sales	33.3%	33.7%	67.8%	3.6%	22.5%	20.1%	19.5%	19.5%			31.9%	26.9%
Income from associated companies	–6	–1				1			109	83	103	83
Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											185	139
Financial income											49	–48
Interest expenses											–133	–86
Taxes (adjusted for above items)											–760	–397
Core net income											3 309	2 302
Core net income attributable to shareholders											3 294	2 289
Core EPS (USD)											1.45	1.01

Supplementary tables: First quarter 2010 — Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies
Diovan/Co–Diovan	Hypertension	588	1	854	–2	1 442	3	–1
Gleevec/Glivec	Chronic myeloid leukemia	286	17	746	5	1 032	15	8
Zometa	Cancer complications	178	0	197	10	375	10	5
Lucentis	Age-related macular degeneration			364	43	364	59	43
Femara	Breast cancer	159	21	185	10	344	20	15
Sandostatin	Acromegaly and neuroendocrine tumors	122	15	188	13	310	20	14
Exelon/Exelon Patch	Alzheimer’s disease	98	26	153	12	251	24	17
Neoral/Sandimmun	Transplantation	22	–15	190	–9	212	–4	–10
Exforge	Hypertension	66	35	138	45	204	50	42
Voltaren (Excl. OTC)	Inflammation/pain	1	0	184	2	185	6	2
Top ten products total		1 520	9	3 199	8	4 719	14	8
Exjade	Iron chelator	62	44	117	36	179	47	39
Comtan/Stalevo	Parkinson’s disease	54	6	87	11	141	15	9
Reclast/Aclasta	Osteoporosis	79	34	44	56	123	45	41
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	90	–2	29	19	119	5	2
Lescol	Cholesterol reduction	24	–23	91	–22	115	–18	–22
Myfortic	Transplantation	37	28	63	27	100	37	27
Tekturna/Rasilez	Hypertension	43	30	46	130	89	71	66
Tegretol	Epilepsy	18	–44	70	2	88	–8	–14
Foradil	Asthma	5	25	82	–13	87	–4	–12
Xolair	Asthma	0	–100	80	77	80	31	24
Top 20 products total		1 932	8	3 908	9	5 840	14	9
Rest of portfolio		448	1	1 003	4	1 451	9	3
Total Division sales		2 380	6	4 911	8	7 291	13	7

Pharmaceutical net sales by therapeutic area — First quarter (unaudited)

	Q1 2010	Q1 2009	% change	% change
	USD m	USD m	USD	cc
Cardiovascular and Metabolism
Diovan	1 442	1 402	3	–1
Exforge	204	136	50	42
Tekturna/Rasliez	89	52	71	66
Galvus	76	26	192	176
Lotrel	73	83	–12	–12
Total strategic franchise products	1 884	1 699	11	7
Mature products (including Lescol)	295	331	–11	–16
Total Cardiovascular and Metabolism products	2 179	2 030	7	3

Oncology
Gleevec/Glivec	1 032	894	15	8
Zometa	375	342	10	5
Femara	344	286	20	15
Sandostatin	310	258	20	14
Exjade	179	122	47	39
Tasigna	75	35	114	102
Afinitor	41	1	NM	NM
Other	49	59	–17	–22
Total Oncology products	2 405	1 997	20	14

Neuroscience and Ophthalmics
Lucentis	364	229	59	43
Exelon/Exelon Patch	251	203	24	17
Comtan/Stalevo	141	123	15	9
Fanapt	21
Extavia	20	3	NM	NM
Other	104	117	–11	–17
Total strategic franchise products	901	675	33	24
Mature products	133	131	2	–7
Total Neuroscience and Ophthalmics products	1 034	806	28	19

Respiratory
Xolair	80	61	31	24
TOBI	65	74	–12	–14
Other	2	–1	NM	NM
Total strategic franchise products	147	134	10	5
Mature products	49	53	–8	–15
Total Respiratory products	196	187	5	–1

Immunology and Infectious Diseases
Neoral/Sandimmun	212	221	–4	–10
Reclast/Aclasta	123	85	45	41
Myfortic	100	73	37	27
Certican	34	23	48	36
Other	71	46	54	43
Total strategic franchise products	540	448	21	14
Mature products	207	220	–6	–11
Total Immunology and Infectious Diseases products	747	668	12	6

Additional products
Voltaren (excluding OTC)	185	174	6	2
Ritalin/Focalin	119	113	5	2
Tegretol	88	96	–8	–14
Foradil	87	91	–4	–12
Trileptal	64	70	–9	–14
Everolimus sales to stent manufacturers	63	69	–9	–15
Other	124	132	–6	–12
Total additional products	730	745	–2	–7

Total strategic franchise products	5 877	4 953	19	13
Total mature and additional products	1 414	1 480	–4	–10
Total Division net sales	7 291	6 433	13	7

NM – Not meaningful

Net sales by region(1) (unaudited)

First quarter

	Q1 2010	Q1 2009	% change		Q1 2010 % of	Q1 2009 % of
	USD m	USD m	USD	cc	total	total
Pharmaceuticals
US	2 380	2 236	6	6	32	35
Europe	2 755	2 334	18	10	38	36
Asia / Africa / Australasia	1 510	1 355	11	4	21	21
Canada and Latin America	646	508	27	12	9	8
Total	7 291	6 433	13	7	100	100

Vaccines and Diagnostics
US	562	87	546	546	41	35
Europe	326	105	210	195	24	43
Asia / Africa / Australasia	289	41	605	555	21	16
Canada and Latin America	184	14	NM	NM	14	6
Total	1 361	247	451	436	100	100

Sandoz
US	517	447	16	15	26	26
Europe	1 124	988	14	5	56	57
Asia / Africa / Australasia	227	171	33	21	11	10
Canada and Latin America	133	120	11	–4	7	7
Total	2 001	1 726	16	9	100	100

Consumer Health
US	468	421	11	11	32	32
Europe	668	587	14	5	45	45
Asia / Africa / Australasia	219	194	13	3	15	15
Canada and Latin America	123	101	22	4	8	8
Total	1 478	1 303	13	7	100	100

Group
US	3 927	3 191	23	23	32	33
Europe	4 873	4 014	21	13	40	41
Asia / Africa / Australasia	2 245	1 761	27	18	19	18
Canada and Latin America	1 086	743	46	31	9	8
Total	12 131	9 709	25	18	100	100

(1) Net sales from operations by location of third party customer

NM — Not meaningful

Quarterly analysis (unaudited)

Key figures by quarter

	Q1 2010	Q4 2009	Change
	USD m	USD m	USD m	%
Net sales	12 131	12 926	–795	–6
Operating income	3 511	2 637	874	33
Financial income	49	104	–55	–53
Interest expense	–133	–156	23	–15
Taxes	–582	–369	–213	58
Net income	2 948	2 323	625	27

Net sales by region

	Q1 2010	Q4 2009	Change
	USD m	USD m	USD m	%
US	3 927	4 168	–241	–6
Europe	4 873	5 427	–554	–10
Asia / Africa / Australasia	2 245	2 307	–62	–3
Canada and Latin America	1 086	1 024	62	6
Total	12 131	12 926	–795	–6

Net sales by division

	Q1 2010	Q4 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	7 291	7 773	–482	–6
Vaccines and Diagnostics	1 361	1 387	–26	–2
Sandoz	2 001	2 143	–142	–7
Consumer Health	1 478	1 623	–145	–9
Total	12 131	12 926	–795	–6

Core operating income by division

	Q1 2010	Q4 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	2 431	2 215	216	10
Vaccines and Diagnostics	923	653	270	41
Sandoz	450	356	94	26
Consumer Health	288	248	40	16
Corporate Income & Expense, net	–227	–268	41	–15
Core operating income	3 865	3 204	661	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 20, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting